                                     December 24, 2012

United States Securities and Exchange Commission

Office of Disclosure and Review

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Ms. Sheila Stouts

via EDGAR

RE:         Dupree Mutual Funds, File No. 811-2918

               2012 Annual Report review

Dear Ms. Stouts:

Thank you for your telephone call of December 3, 2012 with comments concerning the Annual Report of Dupree Mutual Funds (the Registrant) for the year ending June 30, 2012 and other filings.

My understanding of the comments and the responses on behalf of the Registrant are as follows:

1.    Form N-SAR-B filed on August 23, 2012 did not include the auditor’s internal controls exhibit.

RESPONSE: Form N-SAR-B was refiled on December 6, 2012. The auditor’s internal controls exhibit was unintentionally omitted from the initial filing. We have implemented a new pre-filing review procedure to ensure that this does not occur again in the future.

2.    Form 40-17G, Fidelity Bond, did not include a statement stating what the amount of the Fidelity Bond would have been if a single insured bond had been procured instead of a joint blanket bond.

RESPONSE: The Registrant has been manually submitting the Board of Trustees annual resolution authorizing procurement of the joint blanket bond. Said resolution states the amount of coverage necessary for the Registrant, which amount is equivalent to the coverage of a single insured bond. A PDF filing via EDGAR is also made, which contains the insurance policy which is provided by the insurance carrier. On December 11, 2012 the PDF filing, together with a cover

Ms. Sheila Stouts

SEC Office of Disclosure and Review

December 24, 2012

Page Two

letter reciting the Board of Trustees resolution was refiled via EDGAR. This filing states again, the amount of single insured coverage required for the Registrant.

3.    Form N-CSR item #4 did not include auditor’s fees for the current year and prior year and instead incorporated the fee information by reference from the Definitive Proxy Statement filed within 120 days of the end of the fiscal year.

RESPONSE: My understanding of General Instruction D to Form N-CSR is that incorporation by reference from the Definitive Proxy Statement filed within 120 days of the end of the fiscal year is permitted for item#4, as well as Items 5 and 12 (a)(1). Please advise if my understanding is incorrect.

4.    Form N-PX was not filed until September 12, 2012 and was due August 31, 2012.

RESPONSE: The due date of Form N-PX is listed on the Registrant’s filing schedule, and apparently was not noted. Going forward, a scheduling conference is being held among a wider group of persons to insure that filing deadlines are met.

5.    ASU 2011-04 requires all quarterly and semi-annual reports filed after December 15, 2011 to contain a disclosure of any transfers between levels 1, 2 and 3. If no transfers occurred, a statement to that effect needs to be reflected in the report.

RESPONSE: The Registrant has not made a transfer of securities between levels 1, 2 and 3 in any of the ten (10) series or funds offered by the Registrant. The Registrant advises that the June 30, 2012 N-CSR does contain a footnote to the financials that there have been no transfers between levels 1, 2 and 3. This same footnote had been included in the Forms N-Q filed prior to December 15, 2011 and will be reinserted into future quarterly and semi-annual reports.

6.    In the Annual Report, the Alabama Tax-Free Income Series expense category “other expenses” is noted as being 11%. You inquired as to whether any component or related component is as large as 5%.

RESPONSE: The Registrant advises that there was no category of expense or related expense as large as 11%. The Registrant represents that if any category of expense or related expense becomes as large as 5%, this will be separately identified as an expense.

7.    You advised that for the North Carolina Short to Medium Series the net expense ratio as stated in the Financial Highlights of the Annual Report and the Prospectus did not match.

Ms. Sheila Stouts

SEC Office of Disclosure and Review

December 24, 2012

Page Three

RESPONSE: The Registrant has reviewed the above referenced figures and concluded that there was typographic error. The net expense ratio of .78 as stated in the Prospectus at page 18 is the correct figure.

8.    You advised that a Best Practice being followed by most funds holding money market funds is to show by asterisk or footnote the rate of return on the money market fund at the end of the Registrant’s fiscal year. You noted that this Registrant’s Intermediate Government Bond Series did hold money market funds.

RESPONSE: Currently no series of the Registrant holds money market funds; however, if any series again invests in money market funds, the Registrant will add a footnote or asterisk to the financial statements showing the rate of return of said money market funds.

If the within response fails to fully respond to the Commission’s comments, please do not hesitate to contact me at 859.221.9847. Attached hereto please find a statement from the Registrant acknowledging responsibility for the accuracy and adequacy of the disclosures made in its filings and in response to the Commission’s comments.

Yours very truly,

/s/ Gay M. Elste

Gay M. Elste

GME:bh

Enclosure

                                     December 24, 2012

United States Securities and Exchange Commission

Office of Disclosure and Review

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Ms. Sheila Stouts

via EDGAR

RE:         Dupree Mutual Funds, File No. 811-2918

               2012 Annual Report review

TO: Securities and Exchange Commission:

On behalf of Dupree Mutual Funds, we, the undersigned, being the Chief Executive Officer and Chief Financial Officer of Dupree Mutual Funds, acknowledge that:

Dupree Mutual Funds is responsible for the accuracy and adequacy of the disclosure in the filings of Dupree Mutual Funds.

Staff comment or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

Dupree Mutual Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

_/s/Thomas P. Dupree, Sr.

Thomas P. Dupree, President

Chief Executive Officer

/s/Michelle M. Dragoo_

Michelle M. Dragoo, Vice President,

Secretary and Treasurer

Chief Financial Officer